SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras”) informa aos seus acionistas e ao mercado em geral que o Conselho de Administração da Eletrobras, em reunião realizada, nesta data, 21 de dezembro de 2018, aprovou o novo Plano Diretor de Negócios e Gestão para o período de 2019 a 2023 (“PDNG 2019-2023”).

Identidade Empresarial

Missão: Atuar nos mercados de energia de forma integrada, rentável e sustentável;

Visão 2030: Estar entre as 3 maiores empresas globais de energia limpa e entre as 10 maiores do mundo em energia elétrica, com rentabilidade comparável às melhores do setor e sendo reconhecida por todos os seus públicos de interesse;

Valores: Ética e transparência, foco em resultados; valorização e comprometimento das pessoas;

empreendedorismo e inovação e sustentabilidade.

Plano Diretor de Negócios e Gestão das Empresas Eletrobras – PDNG 2019-2023

O Plano Diretor de Negócios e Gestão das Empresas Eletrobras para o quinquênio 2019-2023 (“PDNG 2019-2023”) é resultado de um processo contínuo de atualização que tomou como base o PDNG 2018-2022, considerando o Plano Estratégico 2015-2030 (“PE 2015-2030”); análise de cenários atuais e prováveis; e diagnóstico do contexto empresarial.

À semelhança do PDNG 2018-2022, para o enfrentamento dos desafios que ainda persistem para o próximo quinquênio, o processo para elaboração do PDNG 2019-2023 promoveu ajustes nas Diretrizes Estratégicas de maneira alinhada à Identidade Empresarial da Eletrobras – Missão, Visão e Valores:

As Diretrizes Estratégicas (D.E.) são desdobradas nos seguintes Objetivos Estratégicos (O.E.):

D.E.1: Crescimento Rentável - Crescer de forma sustentável garantindo a rentabilidade e o valor da Companhia

O.E.1: Ampliar a rentabilidade em negócios de energia elétrica; e

O.E.2: Expandir os negócios de Geração e Transmissão de forma sustentável.

D.E.2: Atuação Sustentável - Ser reconhecida como uma empresa de geração e transmissão de energia social, ambiental e financeiramente responsável

O.E.1: Atuar como agente do desenvolvimento sustentável junto à sua cadeia de relacionamento; e

O.E.2: Otimizar o nível de endividamento alcançando padrões internacionais.

D.E.3: Excelência Operacional - Buscar a excelência operacional em toda a cadeia de valor

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

O.E.1: Promover melhoria contínua na gestão dos processos, projetos e dos sistemas de apoio às decisões dos administradores; e

O.E.2: Adequar a estrutura de custos operacionais e societários das Empresas Eletrobras.

D.E.4: Aprimoramento da Governança e da Integridade Empresarial   - Fortalecer os controles internos e a governança corporativa, assegurando a integridade empresarial

O.E.1: Aprimorar a governança corporativa, por meio de benchmarking, baseada nas melhores práticas do mercado;

O.E.2: Aperfeiçoar controles internos e a gestão de riscos promovendo a transparência e confiabilidade; e

O.E.3: Fortalecer a integridade empresarial Eletrobras.

D.E.5: Valorização das Pessoas - Desenvolver e fortalecer as competências técnicas e tecnológicas, valorizando os empregados e fomentando a cultura de resultados

O.E.1: Fomentar a cultura de alta performance, gestão do conhecimento e reconhecimento;

O.E.2: Desenvolver projetos de P&D+I, aplicando novas tecnologias aos processos da Companhia, com foco na agregação de valor; e

O.E.3 Promover a segurança e o bem-estar aos empregados da companhia.

Na figura a seguir, constam os resultados alcançados e as projeções para 2019 dos principais desafios a serem superados por meio de projetos desenvolvidos em cada uma das Diretrizes Estratégicas reunidos no “Desafio 23: Excelência Sustentável”:

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

O Plano Diretor de Negócios e Gestão (PDNG) possui um conjunto de Iniciativas que permitirão o alcance destas metas, conforme a seguir:

                                          1ª Diretriz Estratégica: Crescimento Sustentável -

Destacamos as seguintes iniciativas associadas:

1ª Iniciativa: Estratégia Regulatória de Geração, Transmissão e Distribuição

Consolidar atuação jurídico-regulatória junto aos Stakeholders visando o aumento de receita para Companhia através de projetos como:

✓  Recebimento da indenização de geração das concessões renovadas nos termos da Lei 12.783/2013;

✓  Revisão do WACC de Geração e Transmissão;

✓  Revisão Tarifária de Transmissão;

✓  Recebimento da parcela controversa da RBSE – Rede Básica do Sistema de Transmissão Existente (“RBSE”), em discussão judicial; e

✓  Ressarcimento dos valores ainda não reconhecidos a título de neutralidade econômico-financeira, pela gestão das Distribuidoras, no período de designação previsto no artigo 9,§3º da Lei 12.783/2017, no que afetar a Eletrobras.

2ª Iniciativa: Descotização de Usinas

Estudar alternativas e ações no âmbito jurídico, regulatório e legislativo para viabilizar a descotização das usinas/empreendimentos controlados pelas Empresas Eletrobras, prorrogadas nos termos da Lei 12.783/2013, assim como propor alternativas para as usinas/empreendimentos cujo encerramento da concessão esteja próximo, objetivando, em ambos os casos o aumento de receita de geração e a recuperação da capacidade de investimento.

3ª Iniciativa: Projeto Usina Nuclear de Angra 3

Viabilizar a conclusão do empreendimento por meio de realização de chamada pública internacional, visando selecionar investidor global com capacidade técnica, financeira e de gestão.

2ª Diretriz Estratégica: Atuação Sustentável

Destacamos a seguinte iniciativa associada:

1ª Iniciativa: Venda de ativos e participações

Concluir, até o final de 2019, o programa de desinvestimento, iniciado em 2018, de ativos e participações acionárias que não sejam considerados estratégicos para a Eletrobras. Além disso, serão incorporadas Sociedades de Propósito Específico nas quais as Empresas Eletrobras detenham participações majoritárias e encerradas aquelas que não apresentarem viabilidade econômica financeira.

3ª Diretriz Estratégica: Excelência Operacional

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Destacamos as seguintes iniciativas associadas:

1ª Iniciativa: Sinergia Societária de Controladas Regionais

Buscar a sinergia operacional, econômico-financeira e societária entre as empresas por meio dos projetos:

✓  Reestruturação societária das controladas Eletrosul e CGTEE

✓  Reestruturação societária das controladas Eletronorte e Amazonas Geração e Transmissão

✓  Consolidação do Centro de Serviço Compartilhado (CSC)

2ª Iniciativa: Redução dos Custos de Pessoal

Redução das despesas com pessoal através dos seguintes projetos:

✓  Plano de Demissão Consensual (PDC), para desligamento de 2.187 empregados, sendo estimada uma economia de R$ 574 milhões/ano, a um custo de cerca de R$ 731 milhões;

✓  Redução dos custos com Horas Extras, Periculosidade e Sobreaviso;

✓  Negociação de um novo Acordo Coletivo Trabalhista visando alinhá-lo à nova Lei Trabalhista e Resoluções CGPAR, estimulando a produtividade e a meritocracia.

3ª Iniciativa: Redução dos custos com Materiais e Serviços de Terceiros

Reduzir as despesas com compra de materiais e contratos de Serviço de Terceiros, através dos projetos:

✓  Implantação da Compra Conjunta entre as empresas;

✓  Implantação do Orçamento Base Zero (OBZ).

4ª Diretriz Estratégica: Aprimoramento da Governança e Integridade Empresarial

Destacamos as seguintes iniciativas associadas:

1ª Iniciativa: Melhoria contínua do ambiente de controle interno, através da implantação do Process Control

Implantação do sistema Process Control, em conjunto com a otimização de controles, com vistas a facilitar e agilizar o processo de atualização e validação da Matriz de Objetivos e Controle (MOCs) e narrativas, bem como o acompanhamento das evidências para os futuros testes (administração e auditor externo).

2ª Iniciativa: Consolidação do Programa 5 dimensões

O Programa Eletrobras de Integridade das 5 dimensões foi implementado em todas as Empresas Eletrobras, a fim de cumprir com as normas internacionais de governança corporativa.

A 2ª fase, proposta pelo novo PDNG 2019-2023, tem por objetivo a finalização da estrutura do Programa, com aprovação de políticas, procedimentos e guias documentando formalmente os mecanismos de integridade das Empresas Eletrobras e a operacionalização destes mecanismos de maneira sistemática.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

5ª Diretriz Estratégica: Valorização das Pessoas

Destacamos as seguintes iniciativas associadas:

1ª Iniciativa: Transformação da Cultura Organizacional

Diagnosticar e criar plano e ação para orientar a evolução da cultura vigente para uma cultura de alta performance. Considerando para isso, a revisão das políticas e processos de Recursos Humanos, visando à construção de novos modelos de gestão do desempenho, treinamento e desenvolvimento, reconhecimento, promoção e remuneração, guardando estreita associação à estratégia empresarial e aos valores das Empresas Eletrobras.

Através desta iniciativa, se busca o aumento da produtividade e melhoria contínua dos resultados empresariais, além da satisfação e comprometimento dos colaboradores.

2ª Iniciativa: Programa de Saúde e Segurança do Trabalho

Consolidar um programa de ações direcionadas à prevenção de doenças ocupacionais e acidentes de trabalho nas empresas Eletrobras, considerando empregados e terceirizados, de forma a reduzir as taxas de acidentes e reduzir as licenças médicas.

Existem outras iniciativas a serem acompanhadas pela administração em relação ao PDNG 2019-2013, que não estão sendo divulgadas, devido suas peculiaridades estratégicas para a Companhia.

Investimentos

O PDNG 2019-2023 prevê investimentos, no quinquênio, que totalizam R$ 30,2 bilhões, conforme tabela a seguir, sendo R$ 12 bilhões referentes aos investimentos do projeto da Usina Nuclear de Angra 3 no referido quinquênio; a ser realizado pela controlada Eletronuclear, conforme plano de negócios a ser aprovado.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Disclaimer

Ante ao todo exposto, este Fato Relevante tem por objetivo demonstrar aos senhores acionistas e mercado em geral, as estratégias e iniciativas que serão perseguidas pela Eletrobras, visando atingir as metas de seu PDNG 2019-2023. Entretanto, é importante destacar que este Fato Relevante contém certas estimativas. Tais estimativas não são declarações de fatos ocorridos no passado ou a serem realizados no futuro, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções incertas sobre eventos futuros de acordo com a Comissão de Valores Mobiliários e a Securities and Exchange Commission, Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado.

As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” “potencial” e palavras similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso Formulário de Referência, Formulários 20-Fs e outros documentos registrados perante a Comissão de Valores Mobiliários e a Securities and Exchange Commission dos Estados Unidos da América.

Assim, as estimativas e projeções porventura existentes neste documento referem-se apenas à data em que foram expressas, e não assumimos nenhuma obrigação de realização ou de atualizar quaisquer dessas estimativas, métricas financeiras ou projeções em razão da ocorrência de nova informação ou eventos futuros, sendo importante destacar que a Eletrobras não mudou sua política de divulgação e continua sem divulgar projeções para efeito das Instruções Normativas CVM nº 480 e 358. Os resultados futuros das operações e iniciativas das Companhias podem diferir das atuais expectativas e o investidor não deve ser basear exclusivamente nas informações aqui contidas.

Rio de Janeiro, 21 de dezembro de 2018.

Armando Casado de Araujo

Diretor Financeiro e de Relações com Investidores

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.